PRUDENTIAL REAL ASSETS SUBSIDIARY, LTD.
A wholly-owned subsidiary of Prudential Real Assets Fund, a series of
Prudential Investment Portfolios 3

AMENDMENT TO MANAGEMENT AGREEMENT

Amendment to Management Agreement made this 1st day of July, 2017 between Prudential Real Assets Subsidiary, Ltd, a Cayman Islands exempt company and a wholly-owned subsidiary of Prudential Real Assets Fund, a series of Prudential Investment Portfolios 3, and PGIM Investments LLC (the Manager) (formerly, Prudential Investments LLC).

WHEREAS, Prudential Real Assets Subsidiary, Ltd. and the Manager have mutually agreed to reduce the management fee rate pursuant to which Prudential Real Assets Subsidiary, Ltd. compensates the Manager for the services provided by the Manager to Prudential Real Assets Subsidiary, Ltd. under the Management Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1. The management fee rate schedule appearing in Schedule A to the Management Agreement dated December 6, 2010 is hereby deleted in its entirety and is replaced with the following new management fee rate schedule applicable to the Prudential Real Assets Subsidiary, Ltd.:

0.60% of average daily net assets up to $3 billion;
0.58% of average daily net assets from $3 billion to $5 billion;
0.57% of average daily net assets from $5 billion to $10 billion;
0.56% of average daily net assets over $10 billion

2. The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PRUDENTIAL REAL ASSETS SUBSIDIARY, LTD.

By: /s/ Scott E. Benjamin
Name: Scott E. Benjamin
Title: Director

PGIM INVESTMENTS LLC

By: /s/ Stuart Parker
Name: Stuart Parker

Title: President